Exhibit 99.1

Okeanis Eco Tankers Corp. Reports Financial Results for the Third Quarter and Nine-Month Period of 2024

ATHENS, GREECE, November 8, 2024 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the third quarter and nine-month period of 2024, which are attached to this press release.

Financial performance of the Third Quarter Ended September 30, 2024

•	Revenues of $84.9 million in Q3 2024, compared to $89.1 million in Q3 2023.
•	Profit of $14.6 million in Q3 2024, compared to $19.4 million in Q3 2023.
•	Earnings per share of $0.45 in Q3 2024, compared to $0.60 in Q3 2023.
•	Cash (including restricted cash) of $56.0 million as of September 30, 2024, compared to $82.1 million as of September 30, 2023.

Financial performance of the Nine Months Ended September 30, 2024

•	Revenues of $308.0 million in 9M 2024, compared to $321.4 million in 9M 2023.
•	Profit of $95.7 million in 9M 2024, compared to $124.0 million in 9M 2023.
•	Earnings per share of $2.97 in 9M 2024, compared to $3.85 in 9M 2023.

Alternative performance metrics and market developments

•	Time charter equivalent (“TCE”, a non-IFRS measure*) revenue of $52.2 million in Q3 2024, compared to $59.7 million in Q3 2023.
•	EBITDA* and Adjusted EBITDA* (non-IFRS measures*) of $38.4 million and $37.9 million, respectively, in Q3 2024.
•	Adjusted profit* and Adjusted earnings per share* (non-IFRS measures*) of $14.5 million or $0.45 per basic and diluted share in Q3 2024.
•	Fleetwide daily TCE rate of $43,900 per operating day in Q3 2024; VLCC and Suezmax TCE rates of $43,100 and $44,800 per operating day, respectively, in Q3 2024.
•	Daily vessel operating expenses (“Opex”, a non-IFRS measure) of $9,811 per calendar day, including management fees, in Q3 2024.
•	In Q4 2024 to date, 63% of the available VLCC spot days have been booked at an average TCE rate of $46,900 per day and 70% of the available Suezmax spot days have been booked at an average TCE rate of $40,200 per day.

Declaration of Q3 2024 dividend

The Company’s board of directors declared a dividend of $0.45 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be classified as a return of paid-in-capital and will be paid on December 4, 2024, to shareholders of record as of November 18, 2024. The common shares will be traded ex-dividend on the NYSE as from and including November 18, 2024, and the common shares will be traded ex-dividend on the Oslo Børs as from and including November 15, 2024. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about December 9, 2024.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on Friday November 8, 2024 to discuss the Q3 2024 and 9M 2024 results. Participants may access the conference call using the below dial-in details:

Standard International Access: +44 20 3936 2999

USA: +1 646 664 1960

Norway: +47 815 03 308

Password: 041313

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/805202822

An audio replay of the conference call will be available on our website:

https://www.okeanisecotankers.com/reports/

Contacts

Company:

Iraklis Sbarounis, CFO

Tel: +30 210 480 4200

ir@okeanisecotankers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1540, New York, N.Y. 10169

Tel: +1 (212) 661-7566

okeanisecotankers@capitallink.com

About OET

OET is a leading international tanker company providing seaborne transportation of crude oil and refined products. The Company was incorporated on April 30, 2018 under the laws of the Republic of the Marshall Islands and is listed on Oslo Børs under the symbol OET and the New York Stock Exchange under the symbol ECO. The sailing fleet consists of six modern scrubber-fitted Suezmax tankers and eight modern scrubber-fitted VLCC tankers.

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

OKEANIS
ECO TANKERS

# THIRD QUARTER AND NINE MONTH PERIOD 2024

## CONDENSED FINANCIAL RESULTS

Okeanis Eco Tankers Corp. Reports Financial Results for the Third Quarter and Nine-Month Period of 2024

ATHENS, GREECE, November 8, 2024 – Okeanis Eco Tankers Corp. (together with its subsidiaries, unless context otherwise dictates, “OET” or the “Company”) (NYSE: ECO, OSE: OET) today reported its unaudited condensed financial results for the third quarter and nine-month period of 2024.

Financial performance of the Third Quarter Ended September 30, 2024

•	Revenues of $84.9 million in Q3 2024, compared to $89.1 million in Q3 2023.

•	Profit of $14.6 million in Q3 2024, compared to $19.4 million in Q3 2023.

•	Earnings per share of $0.45 in Q3 2024, compared to $0.60 in Q3 2023.

•	Cash (including restricted cash) of $56.0 million as of September 30, 2024, compared to $82.1 million as of September 30, 2023.

Financial performance of the Nine Months Ended September 30, 2024

•	Revenues of $308.0 million in 9M 2024, compared to $321.4 million in 9M 2023.

•	Profit of $95.7 million in 9M 2024, compared to $124.0 million in 9M 2023.

•	Earnings per share of $2.97 in 9M 2024, compared to $3.85 in 9M 2023.

Alternative performance metrics and market developments

•	Time charter equivalent (“TCE”, a non-IFRS measure*) revenue of $52.2 million in Q3 2024, compared to $59.7 million in Q3 2023.

•	EBITDA* and Adjusted EBITDA* (non-IFRS measures*) of $38.4 million and $37.9 million, respectively, in Q3 2024.

•	Adjusted profit* and Adjusted earnings per share* (non-IFRS measures*) of $14.5 million or $0.45 per basic and diluted share in Q3 2024.

•	Fleetwide daily TCE rate of $43,900 per operating day in Q3 2024; VLCC and Suezmax TCE rates of $43,100 and $44,800 per operating day, respectively, in Q3 2024.

•	Daily vessel operating expenses (“Opex”, a non-IFRS measure) of $9,811 per calendar day, including management fees, in Q3 2024.

•	In Q4 2024 to date, 63% of the available VLCC spot days have been booked at an average TCE rate of $46,900 per day and 70% of the available Suezmax spot days have been booked at an average TCE rate of $40,200 per day.

Declaration of Q3 2024 dividend

The Company’s board of directors declared a dividend of $0.45 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment will be classified as a return of paid-in-capital and will be paid on December 4, 2024, to shareholders of record as of November 18, 2024. The common shares will be traded ex-dividend on the NYSE as from and including November 18, 2024, and the common shares will be traded ex-dividend on the Oslo Børs as from and including November 15, 2024. Due to the implementation of the Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about December 9, 2024.

Financial results overview

		Q3 2024	Q3 2023	9M 2024	9M2023	YoY Change
Commercial	VLCC Daily TCE*	$43,100	$57,900	$61,500	$67,300	(9)%
Performance	Suezmax Daily TCE*	$44,800	$35,300	$52,900	$59,600	(11)%
USD per day	Fleetwide Daily TCE*	$43,900	$48,900	$57,700	$64,100	(10)%
	Fleetwide Daily Opex*	$9,811	$9,350	$9,470	$9,056	5%
	Time Charter Coverage*	-	15%	-	23%	(100)%

		Q3 2024	Q3 2023	9M 2024	9M2023	YoY Change
Income	TCE Revenue*	$52.2	$59.7	$212.7	$239.4	(11)%
Statement	Adjusted EBITDA*	$37.9	$45.5	$167.0	$197.3	(15)%
USDm exc. EPS	Adjusted Profit*	$14.5	$20.2	$94.3	$124.6	(24)%
	Adjusted Earnings Per Share*	$0.45	$0.63	$2.93	$3.87	(24)%

				September 30, 2024	September 30, 2023	YoY Change
Balance Sheet	Total Interest-Bearing Debt			$657.3	$704.1	(7)%
USDm	Total Cash (incl. Restricted Cash)			$56.0	$82.1	(32)%
	Total Assets			$1,096.0	$1,142.6	(4)%
	Total Equity			$411.7	$406,2	1%
	Leverage**			59%	60%	(2)%

*The Company uses certain financial information calculated on a basis other than in accordance with IFRS, including daily TCE, EBITDA, Adjusted EBIDTA, Adjusted profit, Adjusted earnings per share, and Opex. For a reconciliation of these non-IFRS measures, please refer to the end of this report.

**Leverage is calculated as net debt over net debt plus equity.

Key information and management commentary

•	The Company paid an amount of approximately $35.4 million or $1.1 per share in August 2024 as a dividend classified as a return of paid-in capital.

•	TCE revenue in Q3 2024 decreased by 13%, compared to Q3 2023, due to a corresponding decrease in TCE rates.

•	Voyage expenses for Q3 2024 of $32.0 million, up from $28.4 million in Q3 2023. The 13% increase is attributable to the higher spot exposure and bunker fuel consumption.

•	Interest and finance costs for Q3 2024 of $14.2 million, down from $15.6 million in Q3 2023. The decrease is mainly due to a decrease in average indebtedness. Total indebtedness as of September 30, 2024, was $657.3 million, a 7% decrease compared to the prior year.

•	The Company recorded a profit of $14.5 million in Q3 2024, compared to a profit of $19.4 million in Q3 2023. The decrease derives mainly from the lower revenues generated from operations.

Fleet

As of September 30, 2024, the Company’s fleet was comprised of the following 14 vessels with an average age of 5 years and aggregate capacity of approximately 3.5 million deadweight tons:

•	six Suezmax vessels with an average age of 6 years; and

•	eight VLCC vessels with an average age of 4 years.

Presentation

OET will be hosting a conference call and webcast at 14:30 CET on Friday November 8, 2024 to discuss the Q3 2024 and 9M 2024 results. Participants may access the conference call using the below dial-in details:

Standard International Access: +44 20 3936 2999

USA: +1 646 664 1960

Norway: +47 815 03 308

Password: 041313

The webcast will include a slide presentation and will be available on the following link:

https://events.q4inc.com/attendee/805202822

An audio replay of the conference call will be available on our website:

https://www.okeanisecotankers.com/reports/

Unaudited condensed consolidated statements of profit and loss and other comprehensive income

	For the Three months ended September 30,		For the Nine months ended September 30,
USD	2024	2023	2024	2023
Revenue	$84,929,328	$89,066,153	$308,040,311	$321,426,086

Operating expenses
Commissions	(750,877)	(1,024,720)	(3,156,029)	(4,731,133)
Voyage expenses	(31,993,266)	(28,359,404)	(92,232,091)	(77,339,251)
Vessel operating expenses	(11,476,934)	(10,883,819)	(32,875,819)	(31,173,684)
Management fees	(1,159,200)	(1,159,200)	(3,452,400)	(3,439,800)
Depreciation	(10,438,617)	(10,047,424)	(30,770,063)	(30,105,563)
General and administrative expenses	(1,678,488)	(2,165,913)	(9,347,498)	(7,426,745)
Total operating expenses	$(57,497,382)	$(53,640,480)	$(171,833,900)	$(154,216,176)
Operating profit	$27,431,946	$35,425,673	$136,206,411	$167,209,910

Other income / (expenses)
Interest income	814,301	1,019,770	2,788,683	3,198,028
Interest and other finance costs, net	(14,228,212)	(15,649,925)	(44,740,486)	(46,083,776)
Unrealized gain/ (loss), net on derivatives	2,328	(766,604)	(441,006)	(628,241)
Realized net gain/ (loss) on derivatives	28,253	120,046	(10,337)	325,001
Gain from modification of loans	-	-	1,828,959	-
Foreign exchange gain/ (loss), net	497,771	(699,779)	36,451	(30,332)
Total other expenses, net	$(12,885,559)	$(15,976,492)	$(40,537,736)	$(43,219,320)

Profit for the period	$14,546,387	$19,449,181	$95,668,675	$123,990,590

Other comprehensive income	-	-	-	-
Total comprehensive income for the period	$14,546,387	$19,449,181	$95,668,675	$123,990,590

Profit attributable to the owners of the Group	$14,546,387	$19,449,181	$95,668,675	$123,990,590
Total comprehensive income attributable to the owners of the Group	$14,546,387	$19,449,181	$95,668,675	$123,990,590

Earnings per share - basic & diluted	$0.45	$0.60	$2.97	$3.85
Weighted average no. of shares - basic & diluted	32,194,108	32,194,108	32,194,108	32,194,108

Unaudited condensed consolidated statements of financial position

	As of	As of
USD	September 30, 2024	December 31, 2023
ASSETS
Non-current assets
Vessels, net	$967,178,635	$988,068,180
Other fixed assets	85,675	87,252
Restricted cash	4,510,000	3,010,000
Total non-current assets	$971,774,310	$991,165,432
Current assets
Inventories	$26,048,913	$25,354,017
Trade and other receivables	43,843,190	57,336,089
Claims receivable	-	115,528
Prepaid expenses and other current assets	2,827,648	3,037,366
Derivative financial instruments	62,188	229,373
Current portion of restricted cash	2,309,597	1,884,852
Cash & cash equivalents	49,143,152	49,992,391
Total current assets	$124,234,688	$137,949,616
TOTAL ASSETS	$1,096,008,998	$1,129,115,048
SHAREHOLDERS' EQUITY & LIABILITIES
Shareholders' equity
Share capital	$32,890	$32,890
Additional paid-in capital	28,988,866	121,064,014
Treasury shares	(4,583,929)	(4,583,929)
Other reserves	(29,908)	(29,908)
Retained earnings	387,317,756	291,649,081
Total shareholders' equity	$411,725,675	$408,132,148
Non-current liabilities
Long-term borrowings, net of current portion	$610,723,906	$615,333,863
Retirement benefit obligations	38,233	32,692
Derivative financial instrument	74,700	-
Total non-current liabilities	$610,836,839	$615,366,555
Current liabilities
Trade payables	$20,446,992	$23,522,506
Accrued expenses	5,789,348	3,485,042
Current accounts due to related parties	481,132	659,974
Derivative financial instrument	199,121	-
Current portion of long-term borrowings	46,529,891	77,948,823
Total current liabilities	$73,446,484	$105,616,345
TOTAL LIABILITIES	$684,283,323	$720,982,900
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES	$1,096,008,998	$1,129,115,048

Unaudited condensed consolidated statement of changes in shareholders’ equity

	Number	Share	Additional paid-in	Treasury	Other	Retained
USD, except share amounts	of shares	capital	capital	Shares	Reserves	Earnings	Total
Balance - January 1, 2023	32,194,108	$32,890	$280,424,849	$(4,583,929)	$(28,606)	$146,398,057	$422,243,261
Profit for the period	-	-	-	-	-	123,990,590	123,990,590
Capital distribution	-	-	(140,044,370)	-	-	-	(140,044,370)
Balance – September 30, 2023	32,194,108	$32,890	$140,380,479	$(4,583,929)	$(28,606)	$270,388,647	$406,189,481

Balance - January 1, 2024	32,194,108	$32,890	$121,064,014	$(4,583,929)	$(29,908)	$291,649,081	$408,132,148
Profit for the period	-	-	-	-	-	95,668,675	95,668,675
Capital distribution	-	-	(92,075,148)	-	-	-	(92,075,148)
Balance – September 30, 2024	32,194,108	$32,890	$28,988,866	$(4,583,929)	$(29,908)	$387,317,756	$411,725,675

Unaudited condensed consolidated statements of cash flows

	For the Three months ended September,		For the Nine months ended September,
USD	2024	2023	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$14,546,387	$19,449,181	$95,668,675	$123,990,590

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation	10,438,617	10,047,424	30,770,063	30,105,563
Interest expense	12,894,811	14,834,048	41,546,139	43,853,567
Amortization of loan financing fees and loan modification gain	549,663	614,271	1,934,284	1,747,604
Unrealized (loss)/ gain, net on derivatives	(2,328)	327,783	441,006	333,939
Interest income	(814,301)	(1,019,770)	(2,788,683)	(3,198,028)
Foreign exchange differences	(509,863)	531,785	9,286	(48,585)
Gain from modification of loans	-	-	(1,828,959)	-
Other non-cash items	-	(7,720)	-	(33,728)
Total reconciliation adjustments	$22,556,599	$25,327,821	$70,083,136	$72,760,332

Changes in working capital:
Trade and other receivables	(9,210,279)	29,288,339	13,465,296	13,844,671
Prepaid expenses and other current assets	1,568,678	(313,618)	64,013	380,291
Inventories	230,976	(2,762,241)	(694,896)	(7,233,147)
Trade payables	(12,334,298)	1,223,623	(7,235,768)	12,526,998
Accrued expenses	2,026,109	(1,517,551)	1,788,872	(458,766)
Deferred revenue	-	-	-	(2,465,250)
Claims receivables	-	-	115,528	(1,805)
Due to related parties	481,132	(191,510)	(178,842)	436,340
Due from related parties	101,383	-	-	449,629
Total changes in working capital	$(17,136,299)	$25,727,042	$7,324,203	$17,478,961
Interest paid	(13,109,776)	(14,504,232)	(40,879,461)	(44,043,773)
Net cash provided by operating activities	$6,856,911	$55,999,812	$132,196,553	$170,186,110

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash	-	350,479	-	1,358,894
Increase in restricted cash	(1,504,231)	-	(1,924,745)	-
Dry-dock expenses	(2,965,062)	(1,114,789)	(5,666,772)	(1,419,079)
Interest received	929,054	569,326	2,751,360	1,722,514
Net cash (used in) / provided by investing activities	$(3,540,239)	$(194,984)	$(4,840,157)	$1,662,329

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	31,110,000	84,000,000	199,260,000	197,000,000
Repayments of long-term borrowings	(42,934,628)	(93,973,865)	(234,186,809)	(232,343,510)
Capital distribution	(35,413,519)	(48,291,162)	(92,075,148)	(140,044,370)
Payments of loan financing fees	(311,100)	(672,000)	(1,259,319)	(1,350,000)
Net cash used in financing activities	$(47,549,247)	$(58,937,027)	$(128,261,276)	$(176,737,880)
Effects of exchange rate changes of cash held in foreign currency	576,957	(539,560)	55,641	44,994
Net change in cash and cash equivalents	(44,232,575)	(3,132,199)	(904,880)	(4,889,441)
Cash and cash equivalents at beginning of period	92,798,770	80,173,189	49,992,391	81,345,877
Cash and cash equivalents at end of period	$49,143,152	$76,501,430	$49,143,152	$76,501,430

USE AND RECONCILIATION OF ALTERNATIVE PERFORMANCE MEASURES

The Group evaluates its vessels’ operations and financial results principally by assessing their revenue generation (and not by the type of vessel, employment, customer, or type of charter). Among others, Daily TCE rate, EBITDA, Adjusted EBITDA, Daily Opex, Adjusted Profit/(loss) and Adjusted Earnings/(loss) per share are used as key performance indicators.

Daily TCE

The Daily Time Charter Equivalent Rate (“TCE rate”) is a measure of the average daily revenue performance of a vessel. The TCE rate is not a measure of revenue under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate the TCE rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses, by the number of operating days (calendar days less scheduled and unscheduled aggregate technical off-hire days less off-hire days due to unforeseen circumstances) during that period. Our calculation of the TCE rate may not be comparable to that reported by other companies. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period. We define operating days as the number of calendar days in a period less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances. We and other companies in the shipping industry use operating days to measure the aggregate number of days in a period that our vessels generate revenues. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter is “off-hire”.

We use the TCE rate because it provides a means of comparison between different types of vessel employment and, therefore, assists our decision-making process with regards to the operation and use of our vessels. We believe the TCE rate provides additional meaningful information to our investors, constituting a comparison to Revenue, the most directly comparable GAAP and IFRS measure, that also enables our management to evaluate the performance and deployment of our fleet.

The following table sets forth our computation of TCE rates, including a reconciliation of revenues to the TCE rates (unaudited) for the periods presented:

	For the Three months ended September 30,		For the Nine months ended September 30,
USD	2024	2023	2024	2023
Revenue	$84,929,328	$89,066,153	$308,040,311	$321,426,086
Voyage expenses	(31,993,266)	(28,359,404)	(92,232,091)	(77,339,251)
Commissions	(750,877)	(1,024,720)	(3,156,029)	(4,731,133)
Time charter equivalent revenue	$52,185,185	$59,682,029	$212,652,191	$239,355,702
Calendar days	1,288	1,288	3,836	3,822
Off-hire days	(99)	(69)	(149)	(87)
Operating days	1,189	1,219	3,687	3,735
Daily TCE	$43,877	$48,948	$57,680	$64,081

Daily Opex

Daily Opex per vessel is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Daily Opex is not a measure under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS. Our reconciliation of daily Opex, including management fees, may deviate from that reported by other companies. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance.

Daily Opex is calculated as vessel operating expenses and technical management fees divided by calendar days, for the relevant periods.

The following table sets forth our reconciliation of daily Opex (unaudited) for the periods presented:

	For the Three months ended		For the Nine months ended
	September 30,		September 30,
USD	2024	2023	2024	2023
Vessel operating expenses	$11,476,934	$10,883,819	$32,875,819	$31,173,684
Management fees	1,159,200	1,159,200	3,452,400	3,439,800
Total vessel operating expenses	$12,636,134	$12,043,019	$36,328,219	$34,613,484
Calendar days	1,288	1,288	3,836	3,822
Daily Opex	$9,811	$9,350	$9,470	$9,056
Daily Opex excluding management fees	$8,911	$8,450	$8,570	$8,156

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share

Earnings before interest, tax, depreciation and amortization (EBITDA) is an alternative performance measure, derived directly from the statement of profit or loss and other comprehensive income by adding back to profit/(loss) depreciation, amortization, interest and finance costs and subtracting interest income. Adjusted EBITDA is defined as EBITDA before non-recurring items, unrealized losses/(gains) on derivatives, realized losses/(gains) on derivatives, foreign exchange (gains)/losses, and (gain)/loss from loan modifications. Adjusted profit/(loss) is defined as reported profit/(loss) before non-recurring items, unrealized losses/(gains) on derivatives, impairment loss, loan modification gain/(loss) and gain/(loss) on disposal of vessels. Adjusted earnings/(loss) per share is defined as adjusted profit/(loss) divided by the weighted average number of common shares outstanding in the period.

Furthermore, EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share have certain limitations in use and should not be considered alternatives to reported profit/(loss), operating profit, cash flows from operations, earnings per share or any other GAAP or IFRS measure of financial performance. EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share exclude some, but not all, items that affect profit/(loss).

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are not measures of revenues under generally accepted accounting principles (i.e., they are non-GAAP measures) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share are used as supplemental financial measures by management and external users of financial statements to assess our operating performance. We believe that EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings per share assist our management and our investors by providing useful information that increases the comparability of our operating performance from period to period and against our previous performance and the operating performance of other companies in our industry that provide relevant information. We believe EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted Earnings provide additional meaningful information in conjunction with revenues, the most directly comparable GAAP and IFRS measure, because they provide meaningful information in evaluating our financial performance.

Our method of computing EBITDA, Adjusted EBITDA, Adjusted profit/(loss) and Adjusted earnings/(loss) per share may not be consistent with similarly titled measures of other companies and, therefore, might not be comparable with other companies.

The following table sets forth a reconciliation of profit to EBITDA (unaudited) and Adjusted EBITDA (unaudited) for the periods presented:

	For the Three months		For the Nine months ended
	ended September 30,		September 30,
USD	2024	2023	2024	2023
Profit for the period	$14,546,387	$19,449,181	$95,668,675	$123,990,590
Depreciation	10,438,617	10,047,424	30,770,063	30,105,563
Interest and finance costs	14,228,212	15,649,925	44,740,486	46,083,776
Interest income	(814,301)	(1,019,770)	(2,788,683)	(3,198,028)
EBITDA	$38,398,915	$44,126,760	$168,390,541	$196,981,901
Unrealized (gain)/ loss, net on derivatives	(2,328)	766,604	441,006	628,241
Realized net (gain)/ loss on derivatives	(28,253)	(120,046)	10,337	(325,001)
Gain from modification of loans	-	-	(1,828,959)	-
Foreign exchange (gain)/ loss, net	(497,771)	699,779	(36,451)	30,332
Adjusted EBITDA	$37,870,563	$45,473,097	$166,976,474	$197,315,473

The following table sets forth a reconciliation of profit to Adjusted profit (unaudited) and a computation of Adjusted earnings per share (unaudited) for the periods presented:

	For the Three months ended September 30,		For the Nine months ended September 30,
USD	2024	2023	2024	2023
Profit for the period	$14,546,387	$19,449,181	$95,668,675	$123,990,590
Gain on modification of loans	-	-	(1,828,959)	-
Unrealized (gain)/ loss, net on derivatives	(2,328)	766,604	441,006	628,241
Adjusted Profit	$14,544,059	$20,215,785	$94,280,722	$124,618,831
Weighted average number of common shares outstanding in the period	32,194,108	32,194,108	32,194,108	32,194,108
Adjusted earnings per share, basic and diluted	$0.45	$0.63	$2.93	$3.87

Forward Looking Statements

This communication contains “forward-looking statements”, including as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “hope,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19), including effects on demand for oil and other products transported by tankers and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.